Exhibit 99.1

Press release 1 July 2013

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY

JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Interxion Holding N.V. Announces Final Tender Offer and Consent Solicitation Results

for its 9.50% Senior Secured Notes due 2017

Amsterdam, The Netherlands — 1 July 2013 Interxion Holding N.V. (“Interxion”, “we, “us”, or the “Company”) (NYSE:INXN) today announced the final results of its offer to purchase for cash (the “Tender Offer”) any and all of its €260 million outstanding euro-denominated 9.50% Senior Secured Notes due 2017 (the “Notes”) and solicitation of consents to proposed amendments to the indenture governing the Notes (the “Consent Solicitation,” and together with the Tender Offer, the “Offer”) pursuant to an Offer to Purchase dated June 3, 2013 (the “Offer to Purchase”). The Tender Offer expired at 11:59 p.m., New York City time on June 28, 2013 (the “Expiration Time”).

As of the Expiration Time, holders of €256,962,000 aggregate principal amount of Notes (representing 98.83% of the outstanding Notes) had validly tendered and not validly withdrawn their Notes in the Offer. Prior to 5:00 p.m., New York City time, on June 14, 2013 (the “Consent Deadline”), holders of €255,012,000 aggregate principal amount of Notes had validly tendered and not validity withdrawn their Notes in the Offer. The total consideration for each €1,000 principal amount of Notes validly tendered prior to the Consent Deadline, is €1,102.00 plus accrued and unpaid interest up to, but not including, the time that payment for the Notes is made, which is expected to be July 3, 2013 (the “Settlement Time”). After the Consent Deadline, holders of €1,950,000 aggregate principal amount of Notes had validity tendered and not validly withdrawn their Notes in the Offer. The total consideration for each €1,000 principal amount of Notes validly tendered after the Consent Deadline, is €1,092.00 plus accrued and unpaid interest up to, but not including, the Settlement Time.

In connection with the Offer, Interxion solicited and received the requisite consents from holders of the Notes to amend the indenture related to the Notes. The amendments eliminate the indenture’s restrictive covenants and modify certain of its other provisions. The

Press release 1 July 2013

amendments to the indenture implementing those changes will become operative at the Settlement Time.

Interxion intends to exercise its option to redeem the remaining all outstanding Notes not purchased in the Offer on or about the Settlement Time at a redemption price equal to a “make-whole” amount as calculated in accordance with the terms of the indenture, plus accrued and unpaid interest up to, but not including, the redemption date, which will be 30 days following the notice of redemption.

Barclays Bank PLC was the exclusive Dealer Manager for the Offer. Lucid Issuer Services Limited acted as the Tender and Information Agent.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

DISCLAIMER

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF THE NETHERLANDS, FRANCE, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON

Press release 1 July 2013

THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGER AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

This announcement, the Offer to Purchase, and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of Interxion in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase and any other related materials.

This announcement and the Offer to Purchase do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

Contact:

Press release 1 July 2013

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com